April 20, 2007

To: Mr. John Works, Director, President and Principal Executive Officer of Rancher Energy Corp.

Dear John:

I hereby submit my letter of resignation as a member of the Board of Directors of Rancher Energy Corp. and from any and all other positions I have held at Rancher Energy Corp., to be effective immediately. I am resigning to pursue other interests. It has been a genuine pleasure to serve as Rancher’s Director and I wish all involved continued success.

Thank you again for allowing me to serve Rancher and for the opportunity to work with all involved with the Company.

Sincerely,

/s/ Andrei Stytsenko

Andrei Stytsenko